[redacted]

08005402

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Warning to Shareholders – Unsolicited Offers"

Released: 23 September 2008

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dw 10/16

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

23 September 2008

WARNING TO SHAREHOLDERS – UNSOLICITED OFFERS TO BUY YOUR SHARES

Foster's Group Limited (Foster's) shareholders are warned that they may soon receive unsolicited offers to purchase shares from 'Hassle Free Share Sales Pty Ltd' (HFSS).

Foster's has become aware of this potential approach to shareholders via a request for the register of shareholders and is legally bound to provide this information to HFSS.

Attached is a copy of a letter that Foster's will be sending to shareholders in conjunction with the final dividend payable on 7 October 2008.

Foster's is in no way associated with HFSS and does not endorse any unsolicited offers to purchase Foster's shares from HFSS or any other company.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S
GROUP

Dear Shareholder,

WARNING TO SHAREHOLDERS – UNSOLICITED OFFERS TO BUY YOUR SHARES

Foster's Group Limited (Foster's) shareholders are warned that they may soon receive unsolicited offers to purchase shares from 'Hassle Free Share Sales Pty Ltd' (HFSS).

Foster's has become aware of this potential approach to shareholders via a request for the register of shareholders and is legally bound to provide this information to HFSS.

HFSS has contacted shareholders of other Australian listed companies with unsolicited offers to purchase their shares at a price below the prevailing market price.

Foster's is in no way associated with HFSS and does not endorse any unsolicited offers to purchase your Foster's shares from HFSS or any other company.

Before making any decisions in relation to unsolicited offers for your Foster's shares, you are encouraged to:

- read all documentation in the offer carefully;
- compare the offer price against the current market price of Foster's shares (code FGL) either via the Australian Securities Exchange (ASX) website www.asx.com.au or in the financial pages of major newspapers;
- visit the Australian Securities and Investments Commission website for information about the pitfalls associated with unsolicited offers to purchase shares (www.fido.gov.au); and
- seek independent advice from a broker or financial advisor. If you do not have a broker you may contact the ASX for a referral on 131 279.

If you have any further queries please contact Foster's Share Registrar, Computershare Investor Services on 1300 134 708 (within Australia) or +613 9415 4022 (outside Australia).

Yours sincerely,

Martin M. Hudson
Company Secretary
Foster's Group Limited

END